SECURI[barcode] 03011550 IMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUTLER CAPITAL INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

203 STORE HILL ROAD
(No. and Street)

OLD WESTBURY (City) NY (State) 11568 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RALPH ALAN BUTLER, JR. MANAGING MEMBER 516-333-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID I. WEISS CPA, PLLC
(Name – *if individual, state last, first, middle name*)

469 SEVENTH AVENUE, SUITE 1300 (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

PROCESSED MAR 13 2003 THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH, D.C.

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. ALAN BUTLER, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUTLER CAPITAL INVESTMENTS, LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MITCHELL A. GELLER
NOTARY PUBLIC, State of New York
No. 01GE4962524
Certified in Nassau County
Commission Expires 8-20-06

STATE OF NEW YORK
COUNTY OF NASSAU
SWORN TO BEFORE ME
THIS 27 DAY OF
Feb 2003

Notary Public

Signature

Managing Partner

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUTLER CAPITAL INVESTMENTS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

BUTLER CAPITAL INVESTMENTS, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS

David I. Weiss CPA, LLC

TAX AND FINANCIAL CONSULTANT
469 SEVENTH AVENUE
NEW YORK, N.Y. 10018

(212) 695-5771
FAX: (212) 629-0293
E-MAIL: DWEISS@DAVIDWEISSCPA.COM

INDEPENDENT AUDITORS' REPORT

To The Members
Butler Capital Investments, LLC

We have audited the accompanying statement of financial condition of Butler Capital Investments, LLC as at December 31, 2002 and the related statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butler Capital Investments, LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David I. Weiss CPA, LLC

DAVID I. WEISS CPA, LLC
Certified Public Accountant

February 20, 2003
New York, New York

BUTLER CAPITAL INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 118,439
Accounts Receivable (Note 2)	760,712
Prepaid Expenses	6,403
Property and Equipment, Net of Accumulated Depreciation of $30,868 (Notes 2 and 3)	4,771
Security Deposit	6,750
TOTAL ASSETS	$ 897,075

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued Expenses and Other Liabilities	$ 20,986
TOTAL LIABILITIES	20,986
COMMITMENTS AND CONTINGENCIES (Note 5)	
MEMBERS' EQUITY	876,089
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 897,075

See Notes to Financial Statements

BUTLER CAPITAL INVESTMENTS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		
Fee Income	$ 2,313,742	
Interest	1,440	
TOTAL REVENUES		$ 2,315,182
EXPENSES		
Salaries and Wages	165,067	
Outside Services	57,500	
Payroll Taxes	13,675	
Conferences and Conventions	34,912	
Travel and Promotion	103,547	
Professional Fees	96,104	
Depreciation Expense	27,437	
Data Processing	9,891	
Rent and Utilities	62,706	
Office Supplies	16,488	
Newsletters	8,289	
Telephone	23,767	
Auto Expenses	8,110	
Consulting and Recruitment Fees	78,500	
Insurance, Including Group Hospitalization	11,830	
Research	5,755	
Registration and Regulatory Costs	1,884	
Dues and Subscriptions	3,242	
Continuing Education	1,507	
Contributions	1,000	
Miscellaneous Expenses	4,340	
LLC Filing Fee	325	
TOTAL EXPENSES		735,876
NET INCOME		$ 1,579,306

See Notes to Financial Statements

BUTLER CAPITAL INVESTMENTS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

MEMBERS' EQUITY - JANUARY 1, 2002	$ 106,288
NET INCOME	1,579,306
MEMBERS' CONTRIBUTIONS	62,269
MEMBERS' DISTRIBUTIONS	(871,774)
MEMBERS' EQUITY - DECEMBER 31, 2002	$ 876,089

See Notes to Financial Statements

BUTLER CAPITAL INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 1,579,306
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation Expense	$ 27,437	
Changes in Assets and Liabilities:		
Accounts Receivable	(760,712)	
Prepaid Expenses	(6,403)	
Accrued Expenses and Other Liabilities	20,986	
Security Deposit	(6,750)	
Total Adjustments		(725,442)
Net Cash Provided by Operating Activities		853,864
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Property and Equipment	(27,842)	
Net Cash Applied to Investing Activities		(27,842)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' Contributions	62,269	
Members' Distributions	(871,774)	
Net Cash Applied to Financing Activities		(809,505)
NET INCREASE IN CASH AND CASH EQUIVALENTS		16,517
CASH AND CASH EQUIVALENTS - JANUARY 1, 2002		101,922
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2002		$ 118,439

See Notes to Financial Statements

BUTLER CAPITAL INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note 1 - NATURE OF ORGANIZATION

Butler Capital Investments, LLC (the "Company") is a limited liability company formed in the State of New York on September 24, 2001. The Company is an investments marketing firm and is registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

The Company transacts is business with clientele principally located in the United States.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business.

Accounts Receivable: No allowance for doubtful accounts has been provided for based on prior years' experience and management's analysis of possible bad debts.

Basis of Accounting: The company maintains its books and records on the accrual basis of accounting. On the accrual basis, expenses are recognized when incurred and revenues are recognized when earned.

Income Taxes: No provision is made in the accompanying financial statements for liabilities for federal and state income taxes since such liabilities are the responsibilities of the individual members.

Property and Equipment: Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. Depreciation by this method does not differ materially from the straight-line method over the respective useful lives of the assets.

Use of Estimates: The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions as to the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from these estimates.

BUTLER CAPITAL INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note 3 - PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

	Cost
Furniture and Fixtures	$ 2,629
Office Equipment	22,249
Computer Equipment	10,761
	35,639
Less: Accumulated Depreciation	30,868
Total	$ 4,771

Note 4 - NET CAPITAL REQUIREMENT

As a member organization of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. In accordance with the rule the company is required to maintain a minimum net capital of $5,000. At December 31, 2002 the Company had net capital of $97,453 which exceeded its requirement of $5,000 by $92,453.

Note 5 - COMMITMENTS AND CONTINGENCIES

Operating Lease on Premises
The Company rents its offices used in its operations and reflects these payments as rental expenses in the periods to which they relate. The aggregate minimum noncanceled commitments for the leased premises over their remaining terms are approximately as follows for the period ended December 31:

Year	Amount
2003	$ 23,380
2004	4,200

SUPPLEMENTARY INFORMATION

BUTLER CAPITAL INVESTMENTS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

MEMBERS' EQUITY		$ 876,089
DEDUCTIONS AND/OR CHARGES		
NONALLOWABLE ASSETS (LIABILITIES)		
Accounts Receivable	$ 760,712	
Property and Equipment, Net	4,771	
Prepaid Expenses	6,403	
Security Deposit	6,750	
TOTAL DEDUCTIONS AND/OR (CHARGES)		778,636
NET CAPITAL, AS DEFINED		97,453
MINIMUM NET CAPITAL REQUIREMENT, the greater of 6 2/3% of Aggregate Indebtedness, or $5,000		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 92,453

The difference between the net capital in excess of requirement in the above computation and the computation included in the Company's corresponding unaudited Focus Report Form X-17A-5 Part IIA filing is due to net year-end audit adjustments totaling approximately $7,900.

See Notes to Financial Statements

David I. Weiss CPA, LLC

TAX AND FINANCIAL CONSULTANT
469 SEVENTH AVENUE
NEW YORK, N.Y. 10018

(212) 695-5771.
FAX: (212) 629-0293
E-MAIL: DWEISS@DAVIDWEISSCPA.COM

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To The Members
Butler Capital Investments, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Butler Capital Investments, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To The Members of Butler Capital Investments, LLC

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risks that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Butler Capital Investments, LLC, to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Partnership, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

David I Weiss CPA, LLC

DAVID I. WEISS CPA, LLC
Certified Public Accountant

February 20, 2003
New York, New York